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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002 and 2001

OR

_____   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission file number 1-9759

A.   Full title of the plan and the address of the plan, if different from that of the Issuer
named below:



IMC Global Inc. Represented Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its
principal executive office:

IMC GLOBAL INC.
100 S. Saunders Road   Suite 300
Lake Forest, Illinois 60045-2561
847-739-1200

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IMC Global Inc. Represented Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2002 and 2001

Table of Contents

Report of Independent Auditors

Plan Administrator
   IMC Global Inc. Represented Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of the IMC Global Inc. Represented Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

April 25, 2003
Chicago, Illinois

Return to Table of Contents

Statements of Assets Available for Benefits

	December 31	
	2002	*2001*
Assets		
Cash	$ **6,176**	$ 80,058
Interest in master trust fund	**7,396,156**	6,379,422
Investments, at fair value	**15,866,276**	16,499,607
Receivables:		
Participant contributions	**67,416**	50,825
Employer contributions	**15,141**	11,648
Total receivables	**82,557**	62,473
Assets available for benefits	**$23,351,165**	$23,021,560

See accompanying notes.

Statements of Changes in Assets Available for Benefits

| | Year ended December 31 | |
	2002	2001
Additions		
Investment income (loss):		
Interest and dividends	**$ 512,122**	$ 341,450
Net realized and unrealized (depreciation) appreciation in fair value of investments:		
Mutual funds	**(2,147,734)**	484,517
IMC Global Inc. common stock	**(237,393)**	497,012
Income from master trust funds	**368,015**	25,763
Total investment income (loss)	**(1,504,990)**	1,348,742
Contributions:		
Participants	**2,963,218**	1,157,236
Employer	**522,714**	256,991
Total contributions	**3,485,932**	1,414,227
Transfers from other plans	**-**	16,682,728
Total additions	**1,980,942**	19,445,697
Deductions		
Distributions	**1,343,296**	439,789
Transfers to other plan	**295,666**	-
Administrative fees	**12,375**	4,796
Other	**-**	54,082
Total deductions	**1,651,337**	498,667
Net increase	**329,605**	18,947,030
Assets available for benefits - Beginning of year	**23,021,560**	4,074,530
Assets available for benefits - End of year	**$23,351,165**	$23,021,560

See accompanying notes.

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1. Description of the Plan

Effective October 1, 2001, the following plans were merged into the Salary Reduction Plan for Hourly Employees of IMC Global Operations, Inc. Represented by United Steelworkers of America at Carlsbad: the Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #35 International Chemical Workers Union, the Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #826 International Chemical Workers Union, and the Savings Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #968 International Chemical Workers Union. On October 1, 2001, the Plan was renamed the IMC Global Inc. Represented Retirement Savings Plan (Plan).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Hourly employees at Carlsbad, New Mexico operations of IMC Potash Carlsbad Inc. (the Company) represented by the United Steelworkers of America Local #188-A (Carlsbad Union) are eligible to participate in the Plan immediately upon their date of hire. In connection with the plan mergers described above, the following hourly employees are eligible to participate upon their hire date:

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Concentrates Union) at the Florida concentrates operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Florida Minerals Union) at the Florida minerals operations; and Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Port Sutton Union) at the Port Sutton facility.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions of $5 to $500 each pay period. The Company makes matching contributions as follows:

Carlsbad Union	50% of employee contributions up to 6% of base wages
Florida Minerals Union, Concentrates Union, and Port Sutton Union	$0.25 for every $1.00 of contributions up to the first $25 contributed by the employee per pay period

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

Prior to October 1, 2001, the Plan's investments were administered by Marshall & Ilsley Trust Company. Upon joining the Plan, participants could direct their contributions and Company contributions to a selection of six investment fund options, two of which were pooled funds shared only by other IMC Global Inc. and IMC-Agrico MP, Inc. 401(k) plans. Effective October 1, 2001, the Plan's investments are administered by Putnam Fiduciary Trust Company. A selection of fifteen investment options are offered, one of which is a pooled fund shared by another IMC Global Inc. plan. Additionally, one of the investment options offered as of October 1, 2001, is a self-directed brokerage account whereby participants can invest self-directed contribution in a variety of investments, including mutual funds, stocks, and bonds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

Participants are immediately vested in their accounts.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, but their participation in the Plan will be suspended for six months. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

Participants who terminate their employment and have an account balance in excess of $5,000 may: (1) receive their distribution in a lump sum; (2) defer their lump sum payment to no later than 70 1/2; or (3) receive annual installment payments for up to 10 years.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreement) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

2. **Summary of Significant Accounting Policies**

Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual funds and master trust funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust is allocated monthly to each participating plan based on the ratio of each plan's equity to the total equity of all participating plans prior to the allocations.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3. Investment in Master Trust Funds

Assets of the IMC Global Stock Fund and the Stable Value Fund are invested in shares of the IMC Global Inc. pooled funds shared by other IMC Global Inc. 401(k) plans. The Plan's investment in the IMC Global Stock Fund was liquidated October 1, 2001. The Plan held an 11% interest in the Stable Value Fund at December 31, 2002 and 2001.

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of the Stable Value Fund as of December 31, 2002 and 2001, were as follows:

	December 31	
	2002	2001
Putnam Stable Value Fund	**$42,880,827**	$27,562,372
Guaranteed Investment Contracts:		
Allstate Life Insurance Co.	**4,123,600**	4,123,600
Rabobank Nederland	**1,311,568**	1,982,509
John Hancock Life Insurance Co.	**1,873,983**	1,766,076
Ohio National Life Insurance Co.	**5,897,213**	5,550,318
SunAmerica Life Insurance Co.	**-**	4,100,827
Connecticut General Life Insurance Co.	**4,989,480**	4,736,098
Protective Life Insurance Co.	**1,061,734**	5,135,939
Business Men's Assurance Company	**3,208,624**	3,208,624
Pending investment transactions	**(194,227)**	38,847
Net assets	**$65,152,802**	$58,205,210

Earnings and expenses in the pooled balance for the year ended December 31, 2002, are summarized as follows:

	Stable Value Fund
Interest income	**$3,266,384**
Investment expenses	**(7,019)**
	$3,259,365

Earnings (losses) and expenses in the pooled balances for 2001, are summarized as follows:

	Period ended October 1, 2001	Year ended December 31, 2001
	IMC Global Stock Fund	*Stable Value Fund*
Interest and dividend income	$ 125,078	$3,840,727
Net realized and unrealized appreciation (depreciation) *in fair value of investments:*		
IMC Global Inc. common stock	(10,341,128)	-
Guaranteed investment contracts	-	42,416
Investment expenses	-	(106,382)
	$(10,216,050)	$3,776,761

4. Significant Investments

Individual investments that represent 5% or more of assets available for benefits were as follows:

	December 31	
	2002	2001
Mutual funds:		
Fidelity Magellan Fund	**$2,110,208**	$2,777,946
Putnam Asset Allocation-Balanced Portfolio	**4,491,452**	5,356,236
Putnam Equity Income Fund	**2,663,749**	3,097,793
PIMCO Total Return Fund	**2,207,621**	1,580,753
IMC Global Inc. common stock	**1,429,529**	1,614,128

5. Federal Income Tax Status

The Internal Revenue Service ruled on September 18, 2002, that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under present income tax law. The plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

| | December 31 | |
	2002	2001
Assets available for benefits per the financial statements	$23,351,165	$23,021,560
Deemed distributions of participant loans	(76,721)	-
Assets available for benefits per the 5500	$23,274,444	$23,021,560

	Year ended December 31, 2002
Benefits paid to participants per the financial statements	$1,343,296
Add: Deemed distribution of participant loans at December 31, 2002	76,721
Less: Deemed distribution of participant loans at December 31, 2001	-
Benefits paid to participants per the Form 5500	$1,420,017

Deemed distributions are recorded on the Form 5500 but are not recorded on the financial statements.

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description	Number of Shares	Current Value
Putnam Fiduciary Trust Company*	Putnam Asset Allocation - Balanced Portfolio	536,613	$ 4,491,452
	Putnam Equity Income Fund	211,074	2,663,749
	Putnam Investors Fund	4,898	43,643
	Putnam S&P 500 Index Fund	6,119	132,436
	Putnam Asset Allocation - Growth Portfolio	15,841	126,250
	Putnam International Growth Fund	3,680	60,789
	Capital Guardian Emerging Markets Equity Fund	11,339	66,223
	Putnam Asset Allocation - Conservative Portfolio	9,503	75,455
	Self-directed brokerage account	-	27,165
Fidelity Management Trust Company	Fidelity Magellan Fund	26,725	2,110,208
T. Rowe Price Trust Company	T. Rowe Price Small Cap Stock Fund	17,090	367,436
PIMCO	PIMCO Total Return Fund - Institutional	206,900	2,207,621
Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund	8,642	179,771
IMC Global Inc.*	IMC Global Inc. common stock	133,976	1,429,529
Loans to participants	Varying maturities with interest rates ranging from 5.25% to 9.50%	-	1,884,549
			$15,866,276

*Indicates party in interest to the Plan.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-42074) pertaining to the IMC Global Inc. Represented Retirement Savings Plan of our report dated April 25, 2003, with respect to the financial statements and schedule of the IMC Global Inc. Represented Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

June 24, 2003
Chicago, Illinois

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMC Global Inc. Represented Retirement Savings Plan

<u>Stephen P. Malia</u>

Stephen P. Malia
Chairman of the Employee Benefits Committee

Date: June 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
J. Reid Porter J. Reid Porter	Executive Vice President and Chief Financial Officer	June 30, 2003
Stephen P. Malia Stephen P. Malia	Senior Vice President Human Resources	June 30, 2003
E. Paul Dunn E. Paul Dunn	Vice President and Treasurer	June 30, 2003
Mary Ann Hynes Mary Ann Hynes	Senior Vice President and General Counsel	June 30, 2003
James O. Siemers James O. Siemers	Director of Compensation and Benefits	June 30, 2003

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
99.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code		X
99.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code		X

